[LETTERHEAD]




                                                                    May 12, 2008




BY EDGAR TRANSMISSION

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:     Circuit City Stores, Inc.
                  Form 10-K for Fiscal Year Ended February 28, 2007 Filed April 30, 2007
                  Definitive Proxy Statement on Schedule 14A
                  Filed April 30, 2007
                  Form 10-Q for the Fiscal Quarter Ended May 31, 2007 Filed July 3, 2007
                  Form 10-Q for the Fiscal Quarter Ended August 31, 2007 Filed October 9, 2007
                  File No. 001-05767

Dear Mr. Owings:

     Circuit City Stores, Inc. has received your letter dated April 11, 2008 containing a follow-up comment on the filings referenced above. This letter on behalf of the Company responds to that comment.

     For convenience of reference, we have included your comment in this letter, and our response follows it.

    1. We note your response to prior comment two from our letter dated February 14, 2008. With respect to the 500 companies underlying the Towers Perrin Executive Compensation Data Bank, please either disclose the names of the company underlying the survey or include a clear statement that the committee used this survey to set the benchmarks used to determine executive compensation but that the committee was unaware of the identities of the companies underlying the survey. You may disclose the companies in an appendix to the proxy statement so long as there is a clear cross-reference to such disclosure in the Compensation Discussion and Analysis section.

     Response: In its future filings, the Company will either disclose the names of the companies underlying the Towers Perrin Executive Compensation Data Bank or include a clear statement that the Compensation and Personnel Committee of the Company's Board of Directors used the survey to set the benchmarks used to determine executive compensation, but that the Committee was unaware of the identities of the companies underlying this survey, as appropriate depending on the Committee's use of that survey.

     As we have discussed with Blair Petrillo of the Staff, the Company will include in its 2008 proxy statement the statement that, while the Committee used the survey to help set the benchmarks that it uses to determine executive compensation, the Committee is unaware of the identities of the companies underlying the survey.


                                    Sincerely,



                                     /s/ Reginald D. Hedgebeth
                                     -------------------------
                                     Reginald D. Hedgebeth
                                     Senior Vice President, General Counsel
                                     and Secretary


cc: Philip J. Schoonover, Chairman, President and Chief Executive Officer Allen B. King, Chair, Compensation and Personnel Committee